David Lubin & Associates
                              92 Washington Avenue
                              Cedarhurst, NY 11516
                            Telephone: (516) 569-9629
                            Facsimile: (516) 569-5053

                                                         May 16, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention:  John Cash, Accounting Branch Chief

   Re: Safetek International, Inc., Form 10-KSB for the year ended December 31, 2004,
   File No. 33-22175
            --------

Ladies and Gentlemen:

         On behalf of Safetek International, Inc. (the "Company"), we hereby file this letter in response to the comments of the Securities and Exchange Commission (the "Commission"), dated May 3, 2005 (the "Comment Letter"), with reference to the Company's Form 10-KSB for the year ended December 31, 2004, file number 33-22175.


         1. We note your filing includes the audit opinion of Tschopp, Whitcomb & Orr, P.A., dated December 30, 2003, covering the years ended December 31, 2002 and 2001. We assume that you included this opinion in error and that you intended to include their opinion covering the year ended December 31, 2003. Please confirm our assumption. Please amend your filing to include an independent auditors' report that covers the year ended December 31, 2003. You should also apply this comment to your December 31, 2003 10-KSB and amend that filing, since we notice that it does not contain an independent auditors' report covering the year ended December 31, 2003 either. Refer to Item 310(a) of Regulation S-B and Rule 2-02 of Regulation S-X.

         Response
         --------

         1. The independent auditors' report of Tschopp, Whitcomb & Orr, P.A., the previous auditors of the Company, inadvertently contained typographical mistakes. The Company has amended both its Form 10-KSB for the years ended December 31, 2004 and December 31, 2003 to correct this error.

         As we discussed on Friday, May 13th, Moshe Shneibalg, the former officer and director of the Company, is filing the amended Form 10-KSBs, including certifying as to the information contained therein.

         2. We read that management is looking for a merger or acquisition candidate. We remind you of our proposed Rule 33-8407, which would require a public shell company, when reporting an event that causes it to cease being a shell company, to file a Form 8-K containing the same type of information that it would be required to file to register a class of securities under the Exchange Act. We advise you to follow the guidance in the proposed release or final rule, when adopted. If you have any questions in this regard, at the time an acquisition or merger candidate is identified, please feel free to contact the Staff.

         Response
         --------

         2. The Company is aware of the proposed Rule 33-8407 and the disclosure requirements when it ceases being a shell company as a result of an acquisition or merger. If the Company consummates a merger or acquisition transaction, the Company will disclose such transaction under Item 2.01 of Form 8-K. Said Report will also include the information required by Form 10-SB in connection therewith.



         The Company respectfully submits via EDGAR the foregoing responses to the Commission as requested by the Commission. Please note that we are also submitting via facsimile a copy of this letter in order to help expedite your review process so that the final information statement can be mailed to the shareholders of the Company promptly.

         Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.


                                                   Very truly yours,

                                                  /s/ David Lubin
                                                      David Lubin

                        KNOWLEDGE TRANSFER SYSTEMS, INC.

                                             May 16, 2005


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406


         The undersigned, being the sole officer and director of Safetek International, Inc. (the "Company"), hereby acknowledges that:

        - The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14C (the "Filing") filed with the Securities and Exchange Commission (the "Commission");

        - Staff comments or changes to disclosure in response to comments from the staff of the Commission do not foreclose the Commission from taking any action with respect to the Filing; and

        - The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





                                    /s/ Shmuel Shneibalg


                                        Shmuel Shneibalg,


                                        Former President, Secretary and Director